Exhibit 99.2

Corporate Communications

CNH Industrial Announces Senior Leadership Changes

London, November 6, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the following two leadership changes:

Carl Gustaf Göransson is stepping down as President Construction, and will be replaced by Stefano Pampalone. Mr. Pampalone has over 20 years’ career experience in CNH Industrial, with a track record of profitable growth across the Company’s international business activities. He retains his current role as General Manager High Growth Markets Asia, Middle East and Africa, and continues to serve on the Global Executive Committee (GEC), which is the highest executive decision-making body within CNH Industrial outside of its Board of Directors.

“I would like to thank Carl Gustaf for his commitment and leadership of CNH Industrial’s Construction Equipment segment and wish him well for his future. I look forward to working with Stefano Pampalone as we continue to earn the right to grow for this important segment,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial.

Alan Berger, Chief Technology Officer, CNH Industrial, has elected to leave the Company, and will be replaced by Jayanthi (Jay) Iyengar. She joins CNH Industrial as the Chief Technology Officer (CTO), with a wealth of experience in relevant technology fields, most recently at Xylem Inc., where she served as Senior Vice President, Chief Innovation and Technology Officer, Eaton Aerospace, Fiat Chrysler Automobiles and General Motors. As CTO, Ms. Iyengar will be a member of the GEC.

“I would like to thank Alan for his expertise and leadership of CNH Industrial’s technology activities and wish him well for his future. I am delighted to welcome Jay Iyengar, recognizing the insights she will bring to the development of our innovation and technology roadmap, as well as her deep experience in the important Indian market,” said Hubertus Mühlhäuser.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com